SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of April, 2004

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia Press Release, April 1, 2004:

Nokia to provide nationwide TETRA radio network for Swedish authorities

2.               Nokia Press Release, April 7, 2004:

Nokia’s reaction to class action complaint

3.               Nokia Press Release, April 8, 2004:

Nokia Signs USD24 Million GSM/GPRS Expansion Deal with IDEA Cellular

4.               Nokia Press Release, April 8, 2004:

Nokia to publish first quarter results 2004 on April 16, 2004

5.               Nokia Press Release, April 21, 2004:

Nokia will deliver network equipment to VimpelCom in deal worth at least USD 60 million in 2004

6.               Nokia Press Release, April 21, 2004:

Nokia signs USD22 million deal to expand AIS GSM/EDGE network in Thailand

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7.               Nokia Press Release, April 29, 2004:

Wireless handset industry leaders join Mobile Imaging and Printing Consortium to drive new consumer printing solutions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2004	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel

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PRESS RELEASE

April 1, 2004

Nokia to provide nationwide TETRA radio network for Swedish authorities

The network, covering Europe’s third largest country, will be the world’s largest shared TETRA public safety network.

A consortium, led by Saab and including Nokia and Swedia, has won a contract from the Swedish government to build a professional mobile radio network for the shared use of all Swedish public safety organizations.  The consortium will provide and operate a single nationwide TETRA-based network that will replace the large number of separate systems currently in use by the Swedish authorities.

The Swedish government has allocated some 250 million euros for the “Radio communication for effective public safety” project (known by its Swedish acronym RAKEL).  Nokia will provide its complete TETRA system, while Saab AB will carry out system integration and Swedia Networks will provide operation and system maintenance.

Nokia TETRA System will provide uniform and seamless network-wide services as well as uncompromised security.  The network will have nationwide coverage, and it will be implemented in phases during 2004 –2009 starting in southern Sweden, followed by the Stockholm and Gothenburg regions.

“The Swedish authority network will be the largest shared TETRA network in the world in terms of geography, and winning this deal has decidedly been a major achievement for the consortium,” says Matti Peltola, Vice President, Professional Mobile Radio, Networks, Nokia.  “We are confident that our Nordic consortium is also the best choice for the citizens of Sweden.  The Nokia TETRA system will enable seamless communication between the Swedish authorities, and help them in their great responsibility to the Swedish people.”

Deliveries of the Nokia TETRA system, including digital TETRA exchanges, TETRA base stations, network management system, and dispatcher workstations will begin during 2004.

Nokia is the world’s leading supplier of TETRA networks and terminals and has demonstrated an unique capability to deliver multi-switch TETRA networks with the ability to provide all TETRA services uniformly countrywide.  Special features include: top-class communication security, fast group calls, sophisticated emergency call functionality, prioritized calls, advanced messaging and data communication services, including packet data.  The open interfaces of Nokia TETRA solutions enable seamless integration to command and control systems.  Nokia continues investing in TETRA radio technology and systems for the benefit of present and future customers.

Nokia is the world leader in mobile communications.  Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks.  By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people.  Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Nokia Networks

Communications

Tel. 358 7180 38198

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E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

www.nokia.com/tetra

Notes to the editors

TETRA technology is a world standard published by ETSI for digital mobile trunking networks.  TETRA networks offer secure, digital mobile communication for professional organizations such as oil and gas companies, utilities, the transportation and public safety and security sector (police, emergency, civil defence, security services, etc.).  Data communication improves field operations by allowing users to access databases via their radios.

Most European countries have already chosen the open TETRA standard as the basis for their public authority radio networks, as have a number of countries elsewhere in the world.

TETRA technology minimizes the capital investments and the operational expenses of organizations because it allows simultaneous and independent use of a single existing network by many services, administrations and ministries.  TETRA enhances the safety of classified information by using encryption of the connection.  It also increases the effectiveness and the coordination of different services and ministries in crises and natural disaster situations through connecting independent Virtual Private Networks into one communication environment.

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PRESS RELEASE

April 7, 2004

Nokia’s reaction to class action complaint

April 7, 2004, HELSINKI, Finland - Nokia has become aware of the filing of a class action complaint against Nokia yesterday in the US District Court for the Southern District of New York alleging securities fraud in connection with statements made by Nokia regarding its first quarter results.

Nokia has reviewed the allegations contained in the complaint and believes that they are without merit.  Nokia intends to defend itself against the complaint vigorously.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding:  A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by ‘‘believe,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘foresee’’ or similar expressions are forward-looking statements.  Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) developments in the mobile communications industry and the broader mobility industry, including the development of the mobile software and services market, as well as industry consolidation and other structural changes; 2) timing and success of the introduction and roll out of new products and solutions; 3) demand for and market acceptance of our products and solutions; 4) the impact of changes in technology and the success of our product and solution development; 5) the intensity of competition in the mobility industry and changes in the competitive landscape; 6) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 7) pricing pressures; 8) the availability of new products and services by network operators and other market participants; 9) general economic conditions globally and in our most important markets; 10) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 11) inventory management risks resulting from shifts in market demand; 12) our ability to source quality components without interruption and at acceptable prices; 13) our success in collaboration arrangements relating to technologies, software or new products and solutions; 14) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 15) any disruption to information technology systems and networks that our operations rely on; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 17) developments under large, multi-year contracts or in relation to major customers; 18) the management of our customer financing exposure; 19) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) our ability to implement our new organizational structure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12 to 21 of the company’s Form 20-F for the year ended December 31, 2003 under “Item 3.D Risk Factors.”

For further information:

Nokia Corporate Communications

Tel. + 358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

April 8, 2004

Nokia Signs USD24 Million GSM/GPRS Expansion Deal with IDEA Cellular

IDEA selects Nokia as sole supplier for GPRS network

Nokia and IDEA Cellular Limited (IDEA) have signed a USD24 million agreement for the supply of Nokia GSM/GPRS network equipment and multimedia services nationwide in India. With this deal, Nokia becomes the sole supplier of IDEA’s GPRS network.

Deliveries have begun and the project is scheduled for completion before the end of 2004.

“We appreciate Nokia’s deep understanding of the business and its approach in providing flexible solutions. Nokia’s global leadership in GSM/GPRS and its proven technology roadmaps put IDEA at the forefront of providing high quality and innovative mobile services to our customers,” says Mr. Vikram Mehmi, CEO, IDEA Cellular Limited

IDEA now operates in the 11 circles across India. Nokia will expand IDEA’s GSM network for the Delhi and Andhra Pradesh circles, while extending the present GPRS core of Delhi to four circles – Maharashtra, Andhra Pradesh, Madhya Pradesh and Gujarat. Nokia has been working with IDEA since 1996, providing turnkey services for the operator’s GSM infrastructure over this period.

“We are happy that IDEA has selected Nokia as the sole supplier of their GPRS network. Through this agreement, IDEA’s data network capability will be enhanced to handle the expected growth in data services whilst ensuring a smooth and efficient GSM evolution path,” says Mr. Ashish Chowdhary, Country Head, India & South Asia, Nokia Networks, Asia Pacific.

“Together with Nokia, IDEA is well-positioned to provide high-quality mobile services to its fast expanding customer base as the Indian mobile industry grows at unprecedented rates,” adds Mr. Chowdhary.

Under the GSM/GPRS expansion deal, Nokia will supply the complete range of Nokia GSM/GPRS equipment such as Base Station Subsystems, Switching SubSystems, GPRS Core Network, Short Message Service System, Multimedia Messaging center expansion and Nokia download solution. They will also provide the Nokia Connect Site base station, which is part of the Nokia Connect GSM solution for new growth markets. Nokia is also providing an extensive set of services including IP planning support, network element installation & commissioning well as maintenance services.

About IDEA Cellular

IDEA is a leading cellular operator in the country, with a subscriber base of over 3.3 million across the country. With the acquisition of Escotel, IDEA Cellular has enhanced its footprint to cover around 60% of India’s population and over 65% of the potential telecom-market. IDEA now has presence in 11 circles across the country. A few days back IDEA-Maharashtra became the first ever circle in the country to hit One Million subscriber mark.

IDEA was the first and only company to bring the concept of Cellular Jockey and offer Music Messaging to all its subscribers. IDEA also launched Global SMS for the first time in the country, which allows the users to send and receive SMS from over 540 networks and 170 countries across the technology platforms like GSM, CDMA, TDMA and Satellite Phones.

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IDEA Cellular Ltd. is a three-way-equal joint venture between Tata, Birla & AT&T, with its headquarters in Pune. Its recent financial closure with a project cost of Rs. 5,000 crore was the largest ever in the Indian telecom history. IDEA has the distinction of being the first company to demonstrate next generation EDGE technology (a 3G technology) for its Delhi circle recently

About Nokia

A market leader in the cellular industry in Asia Pacific, Nokia provides innovative, industry leading and market-relevant technology and products to around 20 diverse markets in the region.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

APAC Communications

Tel: +65 6723 1999 / +65 6723 1824

Email: communications.apac@nokia.com

www.nokia-asia.com

Nokia Networks

Communications

Tel. 358 7180 38198

Email networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Notes to Editor

The Nokia Connect GSM Solution is an integrated solution that combines optimized network infrastructure, network management systems and operator services. Combined with Nokia entry-level terminals, the Nokia Connect GSM Solution allows operators to realize savings in CAPEX and OPEX and offer handsets and services tailored precisely for entry-level mobile phone customers.

Significant savings can be achieved through use of Nokia ConnectSite 10 and Nokia ConnectSite 100 base stations, which utilize a “shelter-less installation” concept. “Shelter-less” means that the base stations are located close to the antenna masts, avoiding costly on-ground installations.

The solution consists of reliable and robust network elements:

•                  Complete site solutions based on “shelter-less” Nokia ConnectSite 10 and Nokia ConnectSite 100 base stations, including auxiliaries, transmission and site services. Shelter-less means that the base stations are located close to the antenna masts, avoiding costly on-ground installations.

•                  Nokia Connect Base Station Controller for expandable capacities and enhanced functionality.

•                  The scalable Nokia GSM core network, including MSC, HLR and the INAP-based Nokia Connect Prepaid service.

•                  A centralized Nokia Connect Network Management System for reduced need for site visits.

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PRESS RELEASE

April 21, 2004

Nokia signs USD22 million deal to expand AIS GSM/EDGE network in Thailand

Thailand’s leading mobile operator, AIS and Nokia have signed a USD22 million agreement for GSM / EDGE network expansion in the Northern, Western and Southern regions of Thailand.

Deliveries of Nokia EDGE equipment and services have already begun and the expansion will be implemented into the existing network during 2004.

“With the EDGE network expansion, AIS would be in a stronger position to support the projected subscriber growth to 15 million subscribers by year’s end. We will also be able to increase capacity to support our recently launched push to talk service,” says Ms.Yingluck Shinawatra, President, AIS.

“This deal demonstrates the commitment of both AIS and Nokia, our long-term vendor, to grow the mobile services industry in Thailand. Through the expansion, AIS will be ready to support EDGE handsets when they are commercially available later this year. We trust that Nokia’s proven experience in network management and relocation services will furnish us with superior network service quality, providing an enhanced mobile experience for our subscribers,”adds Ms Shinawatra.

Nokia has been working with AIS since the early 1990s, providing comprehensive services for the operator’s GSM infrastructure. In addition the network expansion Nokia will provide project management, relocation and care services to maintain the competitiveness of the solution.

“Nokia is happy to work closely with AIS to drive advanced mobile data applications and services. AIS has chosen Nokia’s EDGE solution as the technology of choice to support the growing non-voice service such as push to talk, which is also a solution from Nokia,” says Somchai Thamsirisup, Account Director, AIS, Nokia.

About AIS

Advanced Info Service Plc. or AIS is the largest mobile phone operator in Thailand with approximately 13.3 million subscribers at the end of 2003. AIS strongly believe that wireless communications will bring changes to the way Thai people lead their lives, regardless of who they are and what they do. With the existence of endless communications possibilities, the quality of life is better.

About Nokia

A market leader in the cellular industry in Asia Pacific, Nokia provides innovative, industry leading and market-relevant technology and products to around 20 diverse markets in the region.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

APAC Communications

Tel: +65 6723 1999 / +65 6723 1824

Email: communications.apac@nokia.com

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www.nokia-asia.com

Nokia Networks

Communications

Tel: 358 7180 38198

Email: networks.communications@nokia.com

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Notes to editors

On average EDGE bring three-fold faster bitrates than with GPRS. EDGE brings seamless coverage and capacity extension for 3G services, like streaming, high-quality video/audio clips, browsing and corporate data access. GSM/EDGE networks naturally operate in GSM bands and there is no need for operators to acquire new licences.

Nokia has a strong track record in implementing EDGE and has reached the global number one position in this technology. Nokia has delivered GSM/EDGE hardware to close to 70 customers in 37 countries.

Nokia has launched 11 EDGE terminal models and one eM2M model (i.e. Nokia 12 machine-to-machine model) by today and estimates to sell more than 100 M EDGE capable terminals by 2005.

EDGE is a smooth upgrade to GSM network, providing data services on average three times as fast and at lower costs compared to today’s GPRS technology.  All mobile services benefit from EDGE.

EDGE brings seamless coverage and capacity extension for 3G services, like streaming, high-quality video/audio clips, and true mobility to web browsing and corporate data access. EDGE is a truly global technology, part of the GSM family. GSM/EDGE networks naturally operate in GSM bands and there is no need to acquire new licences.

Nokia considers EDGE to be complementary to WCDMA.

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PRESS RELEASE

April 21, 2004

Nokia will deliver network equipment to VimpelCom in deal worth at least USD 60 million in 2004

Deal is extension of the framework agreement between Nokia and VimpelCom

Under an extension of an existing framework agreement with VimpelCom, Nokia will supply GSM/GPRS equipment for the implementation and development of the Bee Line GSM network in the North-West and Central Regions of Russia.

Under the agreement Nokia will supply switching and radio equipment to the operator, and also provide the services required for commissioning and operating the network.

As agreed, Nokia has begun the delivery of the equipment for the implementation of the GSM/GPRS network in Murmansk and Arkhangelsk.

Strategic cooperation between Nokia and VimpelCom is briskly developing, and the total of the equipment delivery to the Russian operator will be at least USD 60 million in 2004.

“The most important factors for us in selecting a supplier are the reliability of the equipment and the possibility of a speedy deployment of the network due to the dynamic growth of the Bee Line subscriber base,” says Sergey Avdeev, Vice President for Network Development, VimpelCom. “Nokia has time and again proved its ability to meet the parameters set by us, and we are pleased to have them assisting us in the fastest implementation of the Bee Line GSM network in a number of North-West Regions”.

“We continue to closely cooperate with our strategic partner VimpelCom,” says Jonathan Sparrow, General Director, Networks, CIS Countries, Nokia. “The Russian market is strategically important for Nokia, and we see the basic potential for the growth of the subscriber base and network development precisely in Russian regions where VimpelCom is using our equipment for a strategy of fast paced development of its network. VimpelCom is a major player in the Russian market, and we hope for the continuation of mutually advantageous cooperation between our two companies.”

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Nokia Networks is one of the key divisions of Nokia Corporation and a leading provider of the infrastructure for mobile and IP networks, as well as of their associated services. Nokia Networks is one of the world leaders in the production of equipment for cellular network operators.

About VimpelCom

VimpelCom is the leading cellular operator in Russia and markets its services under the brand name “Bee Line”, which is one of the most recognized brand names in Russia. The VimpelCom Group’s license portfolio covers approximately 92% of Russia’s population (134 million people), including Moscow, the Moscow Region and Saint Petersburg. VimpelCom was the first Russian company listed on the New York Stock Exchange (NYSE). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

Media Enquiries:

Mikhail Umarov, Artem Minaev

Vimpelcom Public Relations

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Tel/Fax: (095) 7250700

E-mail: pr@beeline.ru

www.beelinegsm.ru

Victoria Eremina

Nokia CIS

Tel: (095) 795 05 00

Fax: (095) 795 05 09

Email: victoria.eremina@nokia.com

www.nokia.ru

Nokia Networks

Communications

Tel: 358 7180 38198

Email: networks.communications@nokia.com

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

April 29, 2004

Wireless handset industry leaders join Mobile Imaging and Printing Consortium to drive new consumer printing solutions

The Mobile Imaging and Printing Consortium (MIPC) today announced that mobile handset makers Nokia, Samsung, and Siemens have become strategic members of the consortium. MIPC is an industry group founded to drive solutions and implementation guidelines for providing consumers with a simple and spontaneous experience when printing images taken with camera phones.

Consortium founders and printing industry leaders Canon, Epson and HP believe the MIPC is now strongly positioned to deliver guidelines enabling consumers to reliably and easily print camera phone images at home. The objective of the MIPC is to make these printing guidelines available during the second half of 2004. Existing connectivity technology standards and solutions such as Bluetooth™ wireless technology, printing from memory cards and PictBridge will be the underlying connectivity platforms for the consortium’s work.

“As camera phone resolution continues to improve, the demand to print photos at home will continue to increase and the MIPC wants to be at the forefront of providing consumers with the best possible solutions to simplify printing at home,” said Ramon Garrido, chairman of the MIPC and program director, Consumer Imaging and Printing, HP.  “The mobile handset makers’ contributions are critical to the consortium because of the collaboration required across the hardware, software and wireless technologies involved in creating mobile imaging and printing solutions.”

“We project continued accelerated use of camera phones for the next five years and believe that the number of consumers who will want to print their images at home will increase significantly by 2008,” said Jill Aldort, senior research analyst, InfoTrends. “As camera resolution and features such as optical zoom improve, more images will be captured, shared, saved and printed.  Work done by the MIPC will ensure that printing at home is as easy and reliable as possible.”

According to a recent report by InfoTrends, camera phone users are expected to print more than 5 billion of the total images taken in 2004 and that number is forecasted to grow to 37.2 billion by 2008, when 85% of all mobile phones sold is estimated to feature an embedded camera.(1)

“As a strong supporter of openness and industry-wide collaboration, we welcome and recognize the need for initiatives such as the Mobile Imaging and Printing Consortium,” said Mike Butler, director of Business Strategy and Development, Imaging Business Unit, Nokia. “Our global presence, expertise in mobility and understanding of consumer behavior provides Nokia with a unique perspective to ensure easy-to-use and reliable wireless printing solutions for camera phone users.”

“Our goal is to create a mobile world of digital convergence and we are always trying to develop new solutions for information and communication handsets through the use of advanced technology and design,” said H. Woo Kim, vice president of Business Strategy Team, Samsung Electronics.  “A major component of that convergence is in digital imaging and we believe that users will increasingly want to print the images they capture from camera phones.”

“Mobile Phones with integrated cameras are enjoying increasing demand globally. Intelligent applications enhancing the functionality of such mobiles and simplifying their usage are growing in

(1) InfoTrends, 2004 Worldwide Camera Phone and Photo Messaging Forecast, March 2004

importance.  Bridging the gap between mobile digital imaging and printed copies are very much in our focus,” cited Anders Unosson, vice president Applications & Services, Siemens mobile phones.

About Canon

Canon Inc. (NYSE:CAJ), headquartered in Tokyo, Japan, is a leader in the field of professional and consumer imaging equipment and information systems. Canon’s extensive range of products includes copiers, Bubble Jet and laser printers, cameras, video equipment, medical equipment and semiconductor-manufacturing equipment. Canon’s consolidated net sales for fiscal 2003 (ended December 31, 2003) totaled $29.9 billion (at an exchange rate of JPY107 = US$1). Visit the Canon Inc. website at www.canon.com/index.html.

About Epson

Epson increases its corporate value through its innovative and creative culture. Dedicated to providing its customers with digital image innovation, its main product lines comprise information-related equipment, electronic devices, and precision products. The Epson Group is a network of 84,899 employees in 110 companies around the world and had consolidated sales of 1,413 billion yen in the fiscal year ended March 2004. More information can be found at http://www.epson.co.jp/e/.

About HP

HP is a technology solutions provider to consumers, businesses and institutions globally. The company’s offerings span IT infrastructure, personal computing and access devices, global services and imaging and printing. For the last four fiscal quarters, HP revenue totaled $74.7 billion. More information about HP (NYSE, Nasdaq: HPQ) is available at www.hp.com.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media inquiries

Nokia, Multimedia

Communications

Tel. +358 7180 45751

Pat Kinley, HP

+1 858 655 8068

pat.kinley@hp.com

Richard Berger, Canon
+81 3 5482 8055
+81 3 5482 5130 (fax)

richard.berger@canon.co.jp

Pam Barnett, Epson
+1 562 290 5683
+1 562 290 5131 (fax)
pam_barnett@ea.epson.com

All trademarks and registered trademarks mentioned herein are the property of their respective owners.

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development and performance of these products and services may not proceed as planned; and other risks that are described from time to time in HP’s Quarterly Report on Form 10-Q for the period ended Jan. 31, 2004, and HP’s other Securities and Exchange Commission reports filed after HP’s Annual Report on Form 10-K for the fiscal year ended Oct. 31, 2003. HP assumes no obligation and does not intend to update these forward-looking statements.

PRESS RELEASE

April 8, 2004

Nokia to publish first quarter results 2004 on April 16, 2004

Nokia will publish its first quarter financial results on Friday, April 16, 2004 at approximately
1 pm Helsinki time (CET +1). The press release will be available on the Nokia website immediately after publishing.

Nokia’s analyst conference call will begin at 3 pm Helsinki time. A live webcast of the conference call will be available at www.nokia.com/investor . Media representatives willing to listen may call +1 706 634 5012.

Nokia’s second quarter results will be published on July 15, 2004.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

Fax: +358 7180 38226

e-mail: press.office@nokia.com

www.nokia.com

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